Exhibit 99.1

Rogers Communications Inc. Announces TSX Acceptance of Normal Course Issuer Bid

TORONTO, April 18, 2019 – Rogers Communications Inc. (“Rogers”) announced today that the Toronto Stock Exchange (“TSX”) has accepted a notice filed by Rogers of its intention to commence a normal course issuer bid (“NCIB”) for its Class B Non-Voting shares (“Class B shares”) (TSX: “RCI.B”).

The Board of Directors of Rogers has authorized such share repurchases because it believes that, at certain times, the purchase of Class B shares may represent an appropriate and desirable use of Rogers’ available funds when, if in the opinion of management, the value of the Class B shares exceeds the trading price of such shares. Such purchases would provide additional liquidity to shareholders and benefit the remaining shareholders by increasing their proportionate equity interest in Rogers.

Under the NCIB, Rogers may, during the twelve month period commencing April 24, 2019 and ending April 23, 2020, purchase on the TSX, the New York Stock Exchange, other designated exchanges and/or alternative trading systems the lesser of 35,758,662 Class B shares, representing approximately 10% of the public float of the Class B shares, and that number of Class B shares that can be purchased under the NCIB for an aggregate purchase price of $500 million. The actual number of Class B shares purchased, if any, and the timing of such purchases will be determined by Rogers, considering market conditions, stock prices, its cash position, and other factors. As at April 16, 2019 there were 401,493,541 Class B shares issued and outstanding and the public float consisted of 357,586,629 Class B shares.

There cannot be any assurances as to how many shares, if any, will ultimately be acquired by Rogers under the NCIB and Rogers intends that any shares acquired pursuant to the NCIB will be cancelled. No NCIB is proposed to be made for Rogers’ Class A Voting shares.

Under its prior normal course issuer bid that commenced on April 24, 2018 and expires on April 23, 2019, Rogers previously sought and received approval from the TSX to purchase up to 35,824,925 Class B shares. As of April 16, 2019, Rogers has purchased 2,164,113 Class B shares under its prior normal course issuer bid through open market purchases on the TSX at a weighted average price per Class B share of $71.5228.

Any purchases made pursuant to the NCIB will be effected through the facilities of the TSX, the NYSE, other designated exchanges and/or alternative trading systems. Rogers may, from time to time, purchase Class B shares outside the facilities of the TSX and the NYSE pursuant to exemption orders. Repurchases will be subject to compliance with applicable Canadian and United States federal securities laws. The average daily trading volume of the Class B shares on the TSX for the six month period ended March 31, 2019 was 1,002,972 Class B shares. Subject to any block purchases made in accordance with the rules of the TSX, Rogers will be subject to a daily repurchase restriction of 250,743 Class B shares.

About Rogers:

Rogers is a leading diversified Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Paul Carpino 647.678.8100 Paul.Carpino@rci.rogers.com	Terrie Tweddle 647.501.8346 terrie.tweddle@rci.rogers.com